1900 K Street, NW Washington, DC 20006 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com
BRENDEN P. CARROL brenden.carroll@dechert.com +1 202 261 3458 Direct +1 202 261 3027 Fax

February 28, 2014

VIA EDGAR

Mr. Jeff Foor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers: 033-17619 and 811-05349

Dear Mr. Foor:

This letter responds to comments you provided to me in a telephonic discussion on February 12, 2014, with respect to your review of Post-Effective Amendment No. 376 (“PEA No. 376”) to the Trust’s registration statement filed with the Securities and Exchange Commission (“SEC”) on December 26, 2013. We have reproduced your comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in the Prospectuses.

Prospectuses—All Funds (as applicable)

1.	Comment: Please remove footnote 2 to the “Annual Fund Operating Expenses” table, as it is neither permitted nor required by Form N-1A.

Response: The Trust respectfully notes that the purpose of footnote 2 to the “Annual Fund Operating Expenses” table is to clarify for current and prospective investors that the differences in the “Other Expenses” ratios across the applicable share classes are the result of, among other things, contractual differences in transfer agency fees and the effect of mathematical rounding on the daily accrual of certain expenses, particularly in respect of small share classes. In a similar context, Form N-1A expressly permits this type of clarifying footnote. For example, Instruction 3(f)(vii) to Item 3 of Form N-1A permits the use of a clarifying footnote to the “Annual Fund Operating Expenses” table for the purpose of explaining the difference between total annual fund operating expenses and the ratio of expenses to average net assets provided in the Financial Highlights (which does not include acquired fund fees and expenses). The Trust believes that footnote 2 provides an important clarification for current and prospective investors and, therefore, respectfully declines to incorporate this comment.

February 28, 2014 Page 2

Prospectus—Fundamental Emerging Markets Equity Funds

2.	Comment: To the extent the Goldman Sachs N-11 Equity Fund is concentrated, or is expected to be concentrated, in a single industry or group of industries, please disclose such industry or group of industries and any associated risks with respect to such industry or group of industries.

Response: The Fund has incorporated the comment.

3.	Comment: Please disclose, in your response to the Staff, how or whether the Goldman Sachs N-11 Equity Fund gains exposure to Iran and whether the Fund must invest in all N-11 countries at all times.

Response: The Fund will not invest in issuers organized under the laws of Iran, or domiciled in Iran, or in certain other issuers as necessary to comply with U.S. economic sanctions against Iran. Moreover, the Fund may not be invested in all of the N-11 countries at all times.

Other

4.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

Please do not hesitate to reach out to me at 202.261.3458 should you have any questions relating to this correspondence.

Very truly yours,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Matt Wolfe, Goldman Sachs Asset Management, L.P.

February 28, 2014 Page 3

Exhibit A

February 28, 2014

Mr. Jeff Foor

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Trust”)

SEC File Numbers 033-17619 and 811-05349

Dear Mr. Foor:

On behalf of the Trust, it is hereby acknowledged that:

•	the Trust is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its Staff in commenting on the Trust’s Registration Statement and Post-Effective Amendments thereto does not relieve the Trust from its responsibility for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto; and

•	the Trust may not assert SEC Staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Matt Wolfe

Matt Wolfe

Goldman Sachs Asset Management, L.P.